Form C

Cover Page

Name of issuer:

Ascend Assets I LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: DE

Date of organization: 6/6/2022

Physical address of issuer:

447 Broadway
2nd Floor Suite #878
New York NY 10013

Website of issuer:

https://www.ascendhome.co/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- [ ] Common Stock
- [ ] Preferred Stock
- [ ] Debt
- [x] Other

If Other, describe the security offered:

Class B Units

Target number of securities to be offered:

100,000

Price:

$1.00000

Method for determining price:

Dividing pre-money valuation by number of units outstanding on fully diluted basis.

Target offering amount:

$100,000.00

Oversubscriptions accepted:

- [x] Yes
- [ ] No

If yes, disclose how oversubscriptions will be allocated:

- [ ] Pro-rata basis
- [ ] First-come, first-served basis
- [x] Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$500,000.00

Deadline to reach the target offering amount:

4/29/2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,168,422.00	$0.00
Cash & Cash Equivalents:	$564,551.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$159,040.00	$0.00
Revenues/Sales:	$12,868.00	$0.00
Cost of Goods Sold:	$5,637.00	$0.00
Taxes Paid:	$0.00	$0.00

Net Income:	$1,046.00	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Ascend Assets I LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Kenneth Luna	Co-CEO	Ascend Technology Corporation	2022
Florian Schmitz	Co-CEO	Ascend Technology Corporation	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Kenneth Luna	Co-CEO	2022
Florian Schmitz	Co-CEO	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Ascend Technology Corporation	100 Class A Units. Ascend Technology Corporation is our Manager. Florian Schmitz and Kenneth Luna each own 45% of Ascend Technology Corporation. Other than Mr. Schmitz and Mr. Luna, no person owns 10% or more of Ascend Technology Corporation.	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> We have recently commenced operations, and the future performance of each investment we make is difficult to evaluate.
>
> We have a limited operating history and may not be able to

operate our business successfully or generate sufficient cash flows to make or sustain distributions to our stockholders.

A significant portion of our costs and expenses are fixed and we may not be able to adapt our cost structure to offset declines in our revenue.

A significant number of our residential properties are part of Home Owners' Associations and we and our residents are subject to the rules and regulations of such HOAs, which are subject to change and which may be arbitrary or restrictive, and violations of such rules may subject us to additional fees and penalties and litigation with such HOAs, which would be costly.

Increasing property taxes, HOA fees, and insurance costs may negatively affect our financial results.

Our investments are and will continue to be concentrated in our markets and in the single-family properties sector of the real estate industry, which exposes us to seasonal fluctuations in rental demand and downturns in our markets or in the single-family properties sector.

We may not be able to effectively control the timing and costs relating to the renovation and maintenance of our properties, which may adversely affect our operating results and ability to make distributions to our stockholders.

We have in the past acquired and may from time to time in the future acquire some of our homes through the auction process, which could subject us to significant risks that could adversely affect us.

Title defects could lead to material losses on our investments in our properties.

We depend on our residents and their willingness to meet their lease obligations and renew their leases for substantially all of our revenues. Poor resident selection, defaults, and nonrenewal by our residents may adversely affect our reputation, financial performance, and ability to make distributions to our stockholders.

Our leases are relatively short-term, exposing us to the risk that we may have to re-lease our properties frequently, which we may be unable to do on attractive terms, on a timely basis, or at all.

Climate change may adversely affect our business.

Eminent domain could lead to material losses on our investments in our properties.

Tenant relief laws, including laws regulating evictions, rent control laws, and other regulations that limit our ability to increase rental rates may negatively impact our rental income and profitability.

We may become a target of legal demands, litigation (including class actions), and negative publicity by tenant and consumer rights organizations, which could directly limit and constrain our operations and may result in significant litigation expenses and reputational harm.

We may not be successful in identifying and consummating suitable investment opportunities.

Our revenues are significantly influenced by demand for single-family home rental properties generally, and a decrease in such demand will likely have a greater adverse effect on our revenues than if we owned a more diversified real estate portfolio.

Our expenses may remain constant or increase, even if our revenues decrease, causing our results of operations to be adversely affected.

Competition in identifying and acquiring our properties could adversely affect our ability to implement our business and growth strategies, which could materially and adversely affect us.

Our investments will be dependent on tenants for revenue, and tenant failure to pay in a timely manner could reduce our revenues from rents, resulting in the decline in the value of your investment.

Our operating results and distributable cash flow depend on our ability to generate revenue from leasing our properties to tenants on terms favorable to us.

As the owner of real property, we could become subject to liability for asbestos-containing building materials in the buildings on our properties.

Costs associated with addressing indoor air quality issues, moisture infiltration and resulting mold remediation may be costly.

If we are not able to cost-effectively maximize the life of our properties, we may incur greater than anticipated capital expenditure costs, which may adversely affect our ability to make distributions to our Unitholders.

Any uninsured losses or high insurance premiums will reduce our net income and the amount of our cash distributions to stockholders.

We may have difficulty selling real estate investments, and our ability to distribute all or a portion of the net proceeds from such sale to our stockholders may be limited.

Representations and warranties made by us in connection with sales of our properties may subject us to liability that could result in losses and could harm our operating results and, therefore, distributions we make to our stockholders.

An increase in interest rates may result in failure to attract potential investors because of the attractiveness of alternative investments, which may result in our inability to raise the necessary proceeds to originate as many loans.

The illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

Competition could limit our ability to acquire attractive investment opportunities, and increase the costs of those opportunities, which may adversely affect us, including our profitability, and impede our growth.

Our business is highly competitive. We will be competing against other groups, including groups backed by private equity funds and hedge funds, large and well-capitalized industrial groups and commercial, investment, and merchant

banks. Some of these competitors could have financial and strategic resources significantly in excess of our financial and strategic resources.

Competition may impede our ability to attract or retain tenants or re-lease space, which could adversely affect our results of operations and cash flow.

We may fail to successfully operate acquired properties, which could adversely affect us and impede our growth.

Disruptions in the financial markets or deteriorating economic conditions could adversely impact the residential real estate market, which could hinder our ability to implement our business strategy and generate returns to you.

Any adverse changes in the manager's financial health or our relationship with the manager or its affiliates could hinder our operating performance and the return on your investment.

Adverse results from litigation or governmental investigations and/or actions can impact our business practices and operating results.

Many of our costs, such as operating expenses and general and administrative expenses, interest expense and real estate acquisition costs, could be adversely impacted by periods of heightened inflation.

Our current portfolio primarily consists of interests in single-family properties, located primarily in markets in the Southern United States. Any adverse developments in local economic conditions or the demand for single-family properties in these markets may negatively impact our results of operations.

We are highly dependent on information systems and therefore system failures, cybersecurity incidents or other technology disruptions could negatively impact our business.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We may use mortgage and other debt financing to acquire properties or interests in properties.

High levels of debt or increases in interest rates could increase the amount of any future loan payments, which could reduce the cash available for distribution to stockholders.

High mortgage rates may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our cash flow from operations and the amount of cash distributions we can make.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to you.

If mortgage debt is unavailable at reasonable rates, it may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our cash flows from operations and the amount of cash distributions we can make.

Volatility in and regulation of the commercial mortgage-backed securities market has limited and may continue to impact the pricing of secured debt.

Lenders may be able to recover against our other properties under our mortgage loans.

Interest-only indebtedness may increase our risk of default and ultimately may reduce our funds available for distribution to our stockholders.

We are subject to increasing scrutiny from investors with respect to the social and environmental impact of our business, which may adversely impact our business and ability to raise capital from such investors.

New and existing regulations, including with regard to Internet commerce, could cause additional costs of compliance and harm to our business.

Government regulation at the federal, state and local levels, including, without limitation, zoning laws, rent control or rent stabilization laws, laws regulating housing on our Properties, the Americans with Disabilities Act, property taxes and fiscal, accounting, environmental or other government policies, could operate or change in a way that adversely affects the Company and its properties.

Compliance with cybersecurity, privacy and similar laws may involve significant cost and any failure to comply could adversely affect our business, reputation, and results of operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

You will not be able to transfer, sell, or assign the Crowdfunding Units purchased in theis offering without our Manager's Consent, and our Manager can withhold its consent within its discretion. Even if the manager approves your sale, transfer, or assignment, we will be subject to penny stock regulations and restrictions, and you may have difficulty selling your Crowdfunding Units.

Investors may have difficulty in selling Crowdfunding Units they purchase due to the lack of a current public market for our common stock.

Investors may have difficulty in reselling their Crowdfunding Units due to state Blue Sky laws.

This is a fixed price offering and the fixed offering price may not accurately represent the current value of us or our assets at any time. Therefore, the purchase price you pay for the Crowdfunding Units may not be supported by the value of our assets at the time of your purchase.

This Offering is being conducted in accordance with Rule 3a-9 of the Investment Company Act of 1940 (as amended). As such, you will not own any interest in the Project, or the Operating Company (Ascend Assets I LLC), and instead will own the securities of the Crowdfunding Vehicle. There are no voting rights associated with the Crowdfunding Units, or the Operating Company's Class B Units that will be held by the Crowdfunding Vehicle. As such, you will have no ability to influence, direct, or control the business of the Operating Company. Moreover, there are no information rights associated with the Crowdfunding Units or the Operating Company's Class B Units. As such, you will need to rely on the Manager to provide you with any and all information you are entitled to under Regulation Crowdfunding and as per the provisions of Rule 3a-9. Your rights as an investor in this Offering may be materially limited, diluted, or qualified by the rights of other classes of securities of the Operating Company, and their interests may not be aligned with the interests of the Members

of the Crowdfunding Vehicle.

An investment in this Offering constitutes only an investment in the Crowdfunding Units, and not in the Operating Company, or any property held by the Operating Company, or the Operating Company Units held by the Crowdfunding Vehicle.

The Crowdfunding Vehicle Operating Agreement does not require the Manager to seek Unitholder approval to convert the Crowdfunding Units into the Operating Company Units, nor does the Operating Company Agreement require the approval of the Class B Units to engage in a sale of the Operating Company.

Our future success depends on our ability to retain key employees, consultants and advisors and to attract, retain and motivate qualified personnel. We are highly dependent on the services of our Manager and any officers appointed by our Manager.

You will have limited control over changes in our policies and day-to-day operations, which limited control increases the uncertainty and risks you face as a stockholder.

Conflicts of interest exist between our interests and the interests of our Manager and its affiliates.

The Units have not been and will not be registered under the law of any jurisdiction (including the Securities Act, the laws of any state of the United States or the laws of any non-U.S. jurisdiction) and are being offered in reliance upon an exemption from such laws.

Decisions by the Manager may frequently be required to be undertaken on an expedited basis. In such cases, the information available to the Manager may be sparce. Therefore, no assurance can be given that the Manager will have knowledge of all circumstances that may adversely affect an investment. In addition, the Manager may rely upon independent consultants, and no assurance can be given as to the accuracy or completeness of the information provided by such independent consultants.

There may be situations where the Manager and any respective affiliates may encounter actual or potential conflicts of interest in connection with our investment activities.

Conflicts of interest may arise in connection with decisions made by the Manager, including with respect to the nature, structuring or timing of investments, that may be more beneficial for certain Members of the Operating Company than for Members of the Crowdfunding Vehicle, especially with respect to individual tax situations.

We may, in the future, issue additional Crowdfunding Units, which would reduce your percent of ownership and may dilute our Crowdfunding Unit value.

The Operating Company may, from time to time, and in the Manager's sole discretion, issue Class A Units of which an unlimited amount is authorized for issuance. The Operating Company's Class A Units are voting securities, and the holders of that class will be able to direct the Operating Company in a manner that the Crowdfunding Unit holders may not.

Investors in this Offering will experience immediate and substantial dilution depending on the amount of bonus Units we issue.

The Operating Company has broad discretion in the use of the

The Operating Company has broad discretion in the use of the net proceeds from this Offering, and our use of the Offering proceeds may not yield a favorable return on your investment.

We have never paid cash distributions on our Units. Although we expect to do so in the future, no assurance can be given that we will have sufficient cash flow to pay cash distributions.

You will not be afforded the substantive protections of the Investment Company Act of 1940.

Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act; if we are subject to registration under the Investment Company Act, we will not be able to continue our business.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Florian Schmitz and Kenneth Luna are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise:	**$100,000**
Use of Proceeds:	92.5% to continue to expand our portfolio of homes and / or repay money advanced by manager to buy homes. 7.5% towards Wefunder intermediary fees

If we raise:	**$500,000**
Use of Proceeds:	92.5% to continue to expand our portfolio of homes and / or repay money advanced by manager to buy homes. 7.5% towards Wefunder intermediary fees. Raising the maximum amount allows us to purchase more homes under this entity.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change

and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

See exact security attached as Appendix B, Investor Contracts.

Ascend Assets SPV I 2023 LLC is offering a minimum of 100,000 of its units (the "Crowdfunding Units") at $1.00 per Crowdfunding Unit, representing 100,000 of the Operating Company's (Ascend Assets I LLC) class B unit (the "Operating Company Units") for gross proceeds of $100,000; and a current maximum of 500,000 Crowdfunding Units, representing 500,000 Operating Company Units, for gross proceeds of $500,000. The maximum may be increased to 1,000,000 Crowdfunding units at a later date.

In addition to this Offering, we will pursue a concurrent offering under Rule 506(c) of Regulation D via our affiliate, Ascend Real Estate Fund I LLC (the "Regulation D Offering"), which is only available to accredited investors. In our Regulation D Offering, we will be selling the same securities at the same price and under the same terms as this offering. The offering proceeds mentioned in this Form C are calculated assuming that no funds are raised through our concurrent Regulation D Offering.

Operating Company Distributions

Except as otherwise provided in the Operating Agreements, Distributions of Distributable Cash made to the Operating Company's unitholders will be made in the following order of priority:

1) First, to the unitholders of each class of units in proportion to their respective allocations of estimated taxable income of the Company for the taxable year in question, an amount necessary to provide liquidity for the payment of taxes arising from allocations of profits to the unitholders to the extent of such tax payment obligation at the highest federal tax rate, and such tax distributions shall reduce dollar for dollar, distributions subsequently to be made to such unitholders; and

2) Second, Distributable Cash shall be distributed to the holders of Class A Units and the Class B Units, pro rata, in accordance with their respective unit holdings until such Class A Unitholders and Class B Unitholders have been returned their aggregate capital contributions; and

3) Third, the remaining Distributable Cash, if any, shall be distributed to the holders of Class A Units and Class B Units, pro rata, in accordance with their respective Unit holdings as set forth on the register of Members until such Class A Unitholders and Class B Unitholders have been returned an amount equal to six percent (6%) return per annum on their aggregate (unreturned) invested capital contributions as set forth on the register of members. (For clarity, interest shall not be compounded); and

4) Fourth, the remaining Distributable Cash, if any, shall be distributed to the unitholders as follows: (i) twenty percent (20%) to the holders of Class C Units in accordance with their respective unit holdings; (ii) eighty percent (80%) to the holders of Class A Units and the Class B Units, pro rata, in accordance with their respective unit holdings.

Subject to the Operating Company Agreement, the Manager may, in its sole discretion, cause any amounts that would otherwise constitute Distributable Cash to be reinvested in the Company and its assets.

Crowdfunding Vehicle Distributions

Except as otherwise provided in the Operating Agreements, upon the Distribution of Distributable Cash to the Crowdfunding Vehicle by the Operating Company, the Manager will cause the Crowdfunding Vehicle to make Distributions of Distributable Cash in the following manner:

1) First, to the Crowdfunding Unitholders of each class of units in proportion to their respective allocations of estimated taxable income of the Crowdfunding Vehicle for the taxable year in question, an amount necessary to provide liquidity for the payment of taxes arising from allocations of profits to the Crowdfunding Unitholders to the extent of such tax payment obligation at the highest federal tax rate, and such tax distributions shall reduce dollar for dollar, distributions subsequently to be made to such Crowdfunding Unitholders; and

2) Second, Distributable Cash shall be distributed to the Crowdfunding Unitholders, pro rata, in accordance with their respective unit holdings until such Crowdfunding Unitholders

have been returned their aggregate capital contributions; and

3) Third, the remaining Distributable Cash, if any, shall be distributed to the Crowdfunding Unitholders in accordance with their respective unit holdings.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: Neither the Crowdfunding Units nor the Operating Company Units have any voting rights associated with them. The Members waive to the maximum extent permitted by the Delaware Limited Liability Company Act, as amended from time to time, which we refer to as the Act, all rights to vote on any matter.
☐ No:

16. How may the terms of the securities being offered be modified?

The terms of the Crowdfunding Units may be modified solely by the Manager to the fullest extent permitted by the Act and the express terms of the Crowdfunding Vehicle Operating Agreement.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term “accredited investor” means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term “member of the family of the purchaser or the equivalent” includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term “spousal equivalent” means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

	Securities (or Amount)	Securities (or Amount)	Voting

Class of Security	Authorized	Outstanding	Rights
Class A	100	100	Yes
Class C	1000000	1000	No
Class B	15000000	100000	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

The Crowdfunding Vehicle is authorized to issue 5,000,000 Crowdfunding Units.

The Operating Company is authorized to issue 16,000,100 units of membership interests consisting of: (i) 100 Class A Units; (ii) 15,000,000 Class B Units; and (iii) 1,000,000 Class C Units. The Class B Units are referred to in this Offering Statement as the Operating Company Units and are being offered as a part of this Offering.

The Crowdfunding Units have the same rights, privileges, and benefits as the Operating Company Units, such that they provide the investors in this offering the same opportunity to participate in the business of the Operating Company as if they had purchased the Operating Company Units directly. The Operating Company's Class A Units have voting rights that the Class B Units do not have.

Like the Class B Units, The Operating Company's Class C Units do not have any voting rights. However, the holders of the Operating Company's Class C Units are entitled to 20% of any distribution of Distributable Cash after the distribution of: (i) any necessary tax distributions; (ii) the return of any capital contribution by the holders of the Class A Units and Class C Units and consequently, the holders of the Crowdfunding Units; and (iii) the distribution of six percent (6%) of the remaining Distributable Cash after the distributions made in (i) and (ii), pro rata to the holders of Class A and Class B Units in proportion to their respective unit holdings.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Although the Crowdfunding Vehicle only has one class of units being the Crowdfunding Units offered to investors in this Offering, the Operating Company has three classes of units, namely, its Class A Units, which are entitled to one vote per unit and its Class B Units and Class C Units, which have no voting rights. The Crowdfunding Vehicle will receive one Class B Unit for every Crowdfunding Unit sold in this Offering. The holders of Class A Units will have the right to vote on certain matters, e.g., mergers and sales of the Operating Company, which may influence the operation of the Operating Company. Moreover, all classes of units of the Operating Company are subject to drag-along rights upon the majority vote of the issued and

outstanding Class A Units approving the sale of the Operating Company. Likewise, the Crowdfunding Units are subject to a similar right which is conditioned upon the exercising of the Manager's drag-along rights in respect of the Operating Company.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As a minority, non-voting indirect investor in the Operating Company via your ownership of Crowdfunding Units, you will have no ability to influence our policies or any other corporate matters.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The price at which we are selling the Units was arbitrarily determined by our Manager.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As a minority, non-voting indirect investor in the Operating Company via your ownership of Crowdfunding Units, you will have no ability to influence any policies or other corporate matters such as amendments to the Operating Agreements and the terms of the Crowdfunding Units and Operating Company Class A, Class B, and Class C Units, the creation of securities that are senior to the Class B Units represented by the Crowdfunding Units being offered, mergers, the sale of all or substantially all of our assets, the election of the Manager, the liquidation or dissolution of the Crowdfunding Vehicle or the Operating Company and all other major corporate events.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

The Units do not have anti-dilution rights, rights of first refusal or co-sale rights, which means that corporate actions, including additional issuances of securities, issuer repurchases or redemptions of securities, a sale of the issuer or of assets, or transactions with related parties could dilute the ownership percentage that you may eventually have via your investment in the Crowdfunding Vehicle and the Crowdfunding Units. Furthermore, if future issuances of securities are accomplished at a lower valuation than the valuation used for this Offering (i.e., a down round), your valuation will remain the same as you have no price based anti-dilution protection and do not have the right to participate in any future offerings.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Fay Servicing
Issue date	10/06/22
Amount	$159,040.00
Outstanding principal plus interest	$159,040.00 as of 06/11/23
Interest rate	7.25% per annum
Maturity date	11/01/52
Current with payments	Yes

Convertible Note

Issue date	07/10/23
Amount	$1,482,523.00
Interest rate	6.0% per annum
Discount rate	0.0%
Uncapped Note	Yes

The agreement has not been signed as of June 27, 2023.

The Crowdfunding Vehicle does not have any indebtedness, and the Manager is prohibited from incurring any indebtedness under the terms of the Crowdfunding Vehicle Operating Agreement and Rule 3a-9.

The Cobblestone Property is subject to a mortgage executed October 6, 2022, for $159,040.00, from Vontive, Inc., an embedded mortgage platform for investment real estate.

The Company intends to enter into a 30-year loan agreement with CoreVest American Finance Lender LLC to refinance the Cobblestone, La Fawn, Terrance Tay, Hill Pond, and Ralston Properties, which we refer to as the Refinance Loan. The Refinance Loan is for $772,210.00 at a fixed interest rate equal to the sum of the 5 Year Treasury Rate as of the closing of the Refinance subject to a floor of 3.25% and (ii) 3.2500% per annum. The Refinance Loan can be prepaid anytime during the loan term subject to a declining prepayment premium. The purpose of the Refinance Loan is to repay the outstanding mortgage on the Cobblestone Property and repay an amount of the equity advance we received from our Manager. In the future, we intend to refinance the Legacy Park Property with a similar mortgage that we will also use to repay some of the equity advance of our Manager.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
6/2023	Section 4(a)(2)	Class A Units	$100,000	General operations
7/2023	Section 4(a)(2)	Convertible Note	$1,482,523	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of

capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Ascend Technology Corporation
Amount Invested	$100,000.00
Transaction type	Priced round
Issue date	06/29/23
Relationship	Parent Company and Manager

Name	Ascend Technology Corporation
Amount Invested	$1,482,523.00
Transaction type	Convertible note
Issue date	07/10/23
Interest rate	6.0% per annum
Discount rate	0.0%
Uncapped note	Yes
Relationship	Parent Company and Manager

Corporate History of the Company

Formation

Our manager, Ascend Technology Corporation, formed Ascend Assets SPV I 2023 LLC, which we refer to as the Crowdfunding Vehicle on March 17, 2023. On June 28, 2023, the Crowdfunding Vehicle executed the Crowdfunding Vehicle Operating Agreement, which named Ascend Technology Corporation as its manager. Prior to this Offering, there are no outstanding Crowdfunding Units in this Offering.

Our manager formed Ascend Assets I LLC, a Delaware limited liability company, which we refer to as the Operating Company, on June 22, 2022, as Blue Line 1A LLC. On July 20, 2022, the Operating Company executed the Operating Agreement of Blue Line 1A LLC, and issued Ascend Real Estate Fund I LLC, a Delaware limited liability company, which we refer to as AREF, 1,000 membership interests consisting of 500 voting and 500 non-voting units. On March 17, 2023, the Operating Company filed a certificate of amendment, changing its name from Blue Line 1A LLC to Ascend Assets I LLC.

Our manager formed AREF on June 27, 2022, under the name SWSESH LLC. On July 20, 2022, AREF executed the Operating Agreement of SWSESH LLC and issued our manager 1,000 membership interests consisting of 500 voting and 500 non-voting units, referred to as the AREF Units. On March 17, 2023,

AREF filed a certificate of amendment, changing its name from SWSESH LLC to Ascend Real Estate Fund I LLC.

Our manager formed Ascend SC I LLC, a South Carolina limited liability company, which we refer to as SC I, on September 3, 2021, under the name Unita LLC and executed the Operating Agreement of Unita LLC. Thereafter, on May 24, 2022, SC I executed the Amended and Restated Operating Agreement of Unita LLC, which we refer to as the Former SC I Operating Agreement. Then, on March 17, 202, SC I filed a certificate of amendment, changing its name from Unita LLC to Ascend SC I LLC. Under the Former SC I Operating Agreement, SC I issued our manager 1,000 membership interests consisting of 500 voting and 500 non-voting units, referred to as the SC I Units. On July 10, 2023, SC I executed an amendment to the Former SC I Operating Agreement to allow transfers between affiliate entities of our manager.

Our manager Formed Ascend Investment Management LLC, a Delaware limited liability company, which we refer to as AIM, on March 17, 2023. On July 10, 2023, AIM executed its Operating Agreement, named our Ascend Technology Corporation as its manager, and issued the manager 100,000 units as its sole member.

The above companies were formed to become a part of the real estate business of the Company. Together, SC I, AREF, and AIM are referred to as the Affiliates.

Reorganization Transactions

In contemplation of this Offering, our manager, the Operating Company, Crowdfunding Vehicle, and the Affiliates executed a certain cancelation, issuance and assignment agreement on July 10, 2023, which we refer to as the Formation Agreement. The Formation Agreement's purpose was to compensate our manager for its capitalization of the business of the Company, referred to as the Contribution, which it made to facilitate the acquisition of six single-family homes. The following is a list of the transactions and corporate governance matters that occurred in connection with the Formation Agreement and/or as a result thereof:

(1) Our manager assigned the SC I Units to the Operating Company;

(2) AREF and our manager agreed to the cancelation of the AREF Units held by our manager;

(3) The Operating Company and AREF agreed to cancel the Operating Company's 500 voting and 500 non-voting units held by AREF at that time;

(4) The Operating Company executed the Operating Company Agreement, which named Ascend Technology Corporation as its manager and created three classes of units consisting of (i) 100 Class A Units, (ii) 15,000,000 Class B Units, and (iii) 1,000 Class C Units;

(5) AREF executed the amended and restated operating agreement of Ascend Real Estate Fund I, which named Ascend Technology Corporation as its manager and created three classes of units consisting of (i) 5,000,000 Class A Units, and (ii) 15,000,000 Class B Units;

(6) As consideration for the Contribution, the Operating

(6) As consideration for the Contribution, the Operating Company agreed to issue our manager (i) 100 Class A Units, (ii) 100,000 of its Class B Units, (iii) 1,000 Class C Units, and (iv) a convertible note in the principal amount of $1,482,523 with a six percent (6%) annual interest rate; and, thereafter,

(7) Our manager assigned the 100,000 Class B Units of the Operating Company to AREF, and the 1,000 Class C Units of the Operating Company to AIM.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Ascend Assets I LLC is being established to allow investors who acquire Ascend Assets I LLC interests via the Ascend Assets SPV I 2023 LLC offering to own an interest in the single-family homes together the Ascend Assets I LLC Properties located at:

1. 254 Cobblestone Ln McDonough, GA 30252,
2. 105 Terrace Tay Peachtree City, GA 30269,
3. 3398 Hill Pond Dr Buford, GA 30519,
4. 117 La Fawn Cir, Garland, TX 75043,
5. 223 Ralston Rd, Greer, SC, 29651,
6. 315 Legacy Park Dr, Powder Springs, GA 30127,

Ascend Assets I LLC holds real estate assets and receives rent and pays for direct real estate operating costs.

Ascend Technology Corporation owns 100 Class A units and is the manager of Ascend Assets I LLC.

Ascend Real Estate Fund I LLC owns 100,000 Class B Units. Ascend Real Estate Fund I LLC is wholly-owned by Ascend Investment Management, which is fully-owned by Ascend Technology Corporation. Ascend Technology Corporation is owned 45% by Florian Schmitz and 45% by Kenneth Luna each own 45% of Ascend Technology Corporation. Other than Mr. Schmitz and Mr. Luna, no person owns 10% or more of Ascend Technology Corporation.

Ascend Investment Management owns 1,000 Class C Units. Ascend Investment Management is the wholly-owned subsidiary of Ascend Technology Corporation. Florian Schmitz and Kenneth Luna each own 45% of Ascend Technology Corporation. Other than Mr. Schmitz and Mr. Luna, no person owns 10% or more of Ascend Technology Corporation.

Milestones

Ascend Assets I LLC was incorporated in the State of Delaware in June 2022.

Since then, we have:

- Ascend uses a data-driven approach to sourcing homes at a 20% to market value.
- Aligning renters with real estate investors by empowering them to invest in the portfolio.

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company’s limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was organized in June 2022 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $12,868. Our gross margin was 56.19%.
- *Assets*. As of December 31, 2022, the Company had total assets of $1,168,422, including $564,551 in cash.
- *Net Income*. The Company has had net income of $1,046 for 2022.
- *Liabilities*. The Company's liabilities totaled $159,040 for 2022.

Liquidity & Capital Resources

To date, the company has been financed with $1,482,523 in Convertible Notes, $100,000 in equity, and $159,040 in debt.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Ascend Assets I LLC cash in hand is $0, as of June 26th, 2023. Over the last three months, revenues have averaged $9,166/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $4,583/month, for an average net margin of $4,583 per month. This entity is currently profitable.

The names of the Co-Issuers are Ascend Assets I LLC and Ascend Assets SPV I 2023 LLC. The Co-Issuers are Delaware limited liability companies.

Ascend Assets I LLC is the Operating Company which will conduct a real estate investment and rental property business. 1,000 units of this entity are owned by Ascend Real Estate Fund I LLC, a Delaware limited liability company that is managed by Ascend Technology Corporation, the Manager.

Ascend Assets SPV I 2023 LLC is the Crowdfunding Vehicle and is organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by the Operating Company and raising capital in one or more offerings made in compliance with Regulation Crowdfunding.

To date, we have generated limited revenue via the operation of one rental property. Specifically, we have generated net income of $1,046 from our inception on June 22, 2022, through the end of the accounting year on December 31, 2022. Since then, the Company has recently acquired six single-family homes that it has begun operating as rental properties. However, there is still uncertainty about the revenue and profit strength of our current portfolio of homes. Moreover, the current level of financing costs net income is lower than historically achieved for similar assets in these markets.

Given the lack of operating history and revenue generation, the Company has not built up significant operating reserves yet. It is possible that the our rental properties will not generate revenue in an amount that would be sufficient to sustain our

revenue in an amount that would be sufficient to sustain our operations for a period of time. In order to increase cash flow, the Company will seek more accretive permanent mortgage financing for its rental properties, which will require a certain minimum amount of assets. Accordingly, for the foreseeable future, we intend to seek additional financing to grow our portfolio of rental properties. The general profitability of the Company is not dependent on additional capital financing, however, and our operational and capital expenditure reserves, if any, will be financed from anticipated net cashflow from operations.

In their review of our financial statements for the period ended December 31, 2022, our independent audit firm issued a going concern opinion. In their report they expressed substantial concern that the company will incur significant additional costs before significant revenue is achieved and about our ability to meet our financial obligations, pay our liabilities as they become due, and continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm the business, financial condition and operating results.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Florian Schmitz, certify that:

(1) the financial statements of Ascend Assets I LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Ascend Assets I LLC included in this Form reflects accurately the information reported on the tax return for Ascend Assets I LLC filed for the most recently completed fiscal year.

Florian Schmitz

Co-CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security?
  ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission?
  ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
  ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security?
  ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission?
  ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
  ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities?
    ☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
  ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing

of this offering statement:

> i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
>
> ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
>
> iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

> i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
>
> ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL

INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.ascendhome.co//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;

4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Ascend Subscription Agreement

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Florian Schmitz
Kenneth Luna

Appendix E: Supporting Documents

Subscription_Agreement_-_Ascend_Assets_I_-_Ascend_Assets_SPV_-_V1__1_.pdf
ttw_communications_134290_204015.pdf
Amendment_to_Existing_Operating_Agreement_-_Ascend_Real_Estate_Fund_I_-_EXECUTED_VERSION_2023_07_10.pdf
Amendment_to_Existing_Operating_Agreement_-_Ascend_SC_I_LLC_-_EXECUTED_VERSION_2023_07_10.pdf
Formation_Agreement_-_Ascend__Group__-_EXECUTED_VERSION_2023_07_10.pdf
Operating_Agreement_-_Ascend_Assets_I_LLC_-_EXECUTED_VERSION_2023_07_10.pdf
Operating_Agreement_-_Ascend_Investment_Management_LLC_-_EXECUTED_VERSION_2023_07_10.pdf
Operating_Agreement_-_Ascend_Real_Estate_Fund_I_-_EXECUTED_VERSION_2023_07_10.pdf
Operating_Agreement_-_Ascend_SC_I_LLC_-__EXECUTION_VERSION_2023_07_10.pdf
Operating_Agreement_-_SPV_I_-_EXECUTED_VERSION_June_28__2023__1_.pdf
Business_Overview_Ascend_2023_07_13.pdf

Signatures

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Ascend Subscription Agreement

Appendix C: Financial Statements

Financials 1

Financials 2

Appendix D: Director & Officer Work History

Florian Schmitz

Kenneth Luna

Appendix E: Supporting Documents

Subscription_Agreement_-_Ascend_Assets_I_-_Ascend_Assets_SPV_-_V1__1_.pdf
ttw_communications_134290_204015.pdf
Amendment_to_Existing_Operating_Agreement_-_Ascend_Real_Estate_Fund_I_-_EXECUTED_VERSION_2023_07_10.pdf
Amendment_to_Existing_Operating_Agreement_-_Ascend_SC_I_LLC_-_EXECUTED_VERSION_2023_07_10.pdf
Formation_Agreement_-_Ascend__Group__-_EXECUTED_VERSION_2023_07_10.pdf
Operating_Agreement_-_Ascend_Assets_I_LLC_-_EXECUTED_VERSION_2023_07_10.pdf
Operating_Agreement_-_Ascend_Investment_Management_LLC_-_EXECUTED_VERSION_2023_07_10.pdf
Operating_Agreement_-_Ascend_Real_Estate_Fund_I_-_EXECUTED_VERSION_2023_07_10.pdf
Operating_Agreement_-_Ascend_SC_I_LLC_-__EXECUTION_VERSION_2023_07_10.pdf
Operating_Agreement_-_SPV_I_-_EXECUTED_VERSION_June_28__2023__1_.pdf
Business_Overview_Ascend_2023_07_13.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Ascend Assets I LLC

By

Florian Schmitz

Co-Founder

Co-Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Kenneth Luna

Co-Founder
7/13/2023

Florian Schmitz

Co-Founder
7/13/2023

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.